UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

MGC DIAGNOSTICS CORPORATION

(Name of Subject Company (Issuer))

MGC PARENT LLC

AC BREATHE MERGER SUB INC.

ALTUS CAPITAL PARTNERS ii, L.p.

ALTUS MANAGEMENT ii, llc

ALTUS CAPITAL PARTNERS, INC.

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

552768103

(CUSIP Number of Class of Securities)

Heidi Goldstein

MGC Parent LLC

c/o Altus Capital Partners, Inc.

10 Westport Rd., Suite C204

Wilton, Connecticut 06897

(203) 429-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Erik R. Daly, Esq.

Maxwell N. Barnes, Esq.

Miller Johnson Snell & Cummiskey PLC

45 Ottawa Ave. SW, Suite 1100

Grand Rapids, Michigan 49503

(616) 831-1723

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,278,811	$6,260
(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 4,413,190 shares of voting common stock, par value $0.10 per share, at an offer price of $11.03 per share. The transaction value also includes (i) 117,300 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $11.03 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $11.03 minus such exercise price and (y) dividing such product by the offer price of $11.03 per share, and (ii) 27,879 shares issuable upon settlement of restricted stock units multiplied by the offer price of $11.03 per share. The calculation of the filing fee is based on information provided by MGC Diagnostics Corporation and its transfer agent as of the close of business on November 24, 2017.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $6,260	Filing Party: MGC Parent LLC
Form of Registration No.: Schedule TO	Date Filed: November 29, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.

☐ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) MGC Parent LLC, a Delaware limited liability company (“Parent”), (ii) AC Breathe Merger Sub Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) Altus Capital Partners II, L.P., a Delaware limited partnership and the sole member of Parent (“Altus CP II”), (iv) Altus Management II, LLC, a Delaware limited liability company and the general partner of Altus CP II (“Altus CP II GP”) and (v) Altus Capital Partners, Inc., a Delaware corporation and an affiliate of Parent, Purchaser, Altus CP II and Altus CP II GP (“Altus Capital Partners”).

This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of MGC Diagnostics Corporation, a Minnesota corporation (the “Company”), at a price of $11.03 per Share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any, upon the terms and conditions set forth in the offer to purchase, dated November 29, 2017 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 11.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of December 27, 2017. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 3,229,964 Shares had been validly tendered into and not withdrawn from the Offer (not including 165,274 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 73% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer and its substantially simultaneous exercise of the Top-Up Option granted by the Company under the Merger Agreement, Purchaser will acquire a sufficient number of Shares to close the Merger without the affirmative vote of the shareholders of the Company pursuant to Chapter 302A.621 of the Minnesota Business Corporation Act. Accordingly, Parent and Purchaser intend to effect the Merger on, and effective as of, December 28, 2017 pursuant to Chapter 302A.621 of the Minnesota Business Corporation Act. Upon completion of the Merger, the Company will become a wholly owned portfolio company of Altus Capital.

In the Merger, each Share that was not validly tendered in the Offer and that was issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company, any wholly-owned subsidiary of Parent, Purchaser or the Company, or by any shareholder of the Company who or which is entitled to and properly demands and perfects dissenter’s rights with respect to such Shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will convert automatically into the right to receive an amount of cash equal to the Per Share Amount. All Shares converted into the right to receive the Per Share Amount shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the NASDAQ Capital Market and deregistered under the Exchange Act.

The full text of the press release issued on December 28, 2017, announcing the expiration and results of the Offer is attached as Exhibit (a)(1)(I) to the Schedule TO and is incorporated herein by reference.

Items 3, 5 and 8.

The disclosure set forth in the Offer to Purchase under Section 8 “Certain Information Concerning Parent and Purchaser” is hereby amended and supplemented by amending and restating in their entirety the subsections of Section 8 under the headings “General” and “Certain Relationships Between Parent, Purchaser, Altus CP II and the Company” as follows:

“General. Parent is a Delaware limited liability company with its principal executive offices located at c/o Altus Capital Partners, 10 Westport Road, Suite C204, Wilton, Connecticut 06897. The telephone number of Parent is 203-429-2000. Purchaser is a Minnesota corporation with its principal executive offices located at c/o Altus Capital Partners, 10 Westport Road, Suite C204, Wilton, Connecticut 06897. The telephone number of Purchaser is 203-429-2000. Parent was formed on November 17, 2017, and Purchaser was formed on November 16, 2017, in each case, solely for the purpose of completing the proposed Offer and Merger. Neither Parent nor Purchaser has conducted any business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9—“Sources of Funds”) in connection with the Offer and the Merger. Each of Parent and Purchaser has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement, the Equity Financing and the Debt Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly-owned subsidiary of Parent. The sole member of Parent is Altus Capital Partners II, L.P., a Delaware limited partnership (“Altus CP II”). Altus CP II has provided to Parent an equity commitment equal to $22,263,200 (the “Equity Commitment Letter”) and, additionally, Altus CP II has executed and delivered to the Company a limited guarantee in favor of the Company in respect of certain of Parent’s and Purchaser’s liabilities and obligations under the Merger Agreement. See Section 9—“Source and Amount of Funds.” After giving effect to the Offer and the Merger, the Surviving Corporation will be affiliated with Altus CP II. Altus Management II, LLC, a Delaware limited liability company (“Altus CP II GP”), is the general partner of Altus CP II. Pursuant to the limited liability company agreement of Altus CP II GP, Altus Capital Partners, Inc., a Delaware corporation and a registered investment advisor (“Altus Capital”), has the general authority to direct the management, operations and decision making of Altus CP II GP. We refer to Purchaser, Parent, Altus CP II, Altus CP II GP and Altus Capital, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, general partners, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Members of the Participant Group and the Company. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons or entities referred to above nor any director, manager, general partner, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years. None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.”

In addition, the disclosures under Schedule I of the Offer to Purchaser are hereby amended, restated and supplemented in their entirety as follows:

“Members, General Partners, Directors and Executive Officers of the Members of the Participant Group

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each member, general partner, director and executive officer of each member of the Participant Group and their affiliates are set forth below. All individuals listed below are United States citizens.

The sole shareholder of AC Breathe Merger Sub Inc., a Minnesota corporation (“Purchaser”), is MGC Parent LLC, a Delaware limited liability company (“Parent”). The sole member of Parent is Altus Capital Partners II, L.P., a Delaware limited partnership (“Altus CP II”). Altus Management II, LLC, a Delaware limited liability company (“Altus CP II GP”) is the general partner of Altus CP II. Pursuant to the limited liability company agreement of Altus CP II GP, Altus Capital Partners, Inc., a Delaware corporation and a registered investment advisor (“Altus Capital”), has the general authority to direct the management, operations and decision making of Altus CP II GP. We refer to Purchaser, Parent, Altus CP II, Altus CP II GP and Altus Capital collectively, as the “Participant Group.”

The principal office address of each member of the Participant Group is c/o Altus Capital Partners, 10 Westport Road, Suite C204, Wilton, Connecticut 06897. The telephone number at the principal office of each member of the Participant Group is 203-429-2000.

Name, Citizenship and Business Address	Positions	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Russell Greenberg United States citizen Altus Capital Partners 250 Parkway Drive Suite 120 Lincolnshire, IL 60069 847-229-0770	Co-Founder, Director and President of Altus Capital Managing Member and President of Altus CP II GP	Russell Greenberg co-founded Altus Capital in 2003, prior to which he was a partner in Max Capital Partners. For the last five years, Mr. Greenberg has served as a Senior Partner and President of Altus Capital. Before co-founding Altus Capital, Mr. Greenberg was the managing partner of Max Capital Partners. Mr. Greenberg is a graduate of Claremont McKenna College and holds an MBA from the Amos Tuck School at Dartmouth College.

Name, Citizenship and Business Address	Positions	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Greg Greenberg United States citizen Altus Capital Partners 250 Parkway Drive Suite 120 Lincolnshire, IL 60069 847-229-0770	Co-Founder, Director and Vice President of Altus Capital Managing Member and Vice President of Altus CP II GP Manager and Chairman of Parent Director and Chairman of Purchaser	Greg Greenberg co-founded Altus Capital in 2003, prior to which he was a partner in Max Capital Partners. For the last five years, Mr. Greenberg has served as a Senior Partner and Vice President of Altus Capital. Before working with Max Capital and co-founding Altus, Mr. Greenberg was Senior Vice President with JMB Realty Corporation. Mr. Greenberg is a graduate of the University of Denver with a degree in Business Administration.
Heidi Goldstein United States citizen Altus Capital Partners 10 Westport Road Suite C204 Wilton, CT 06897 203-429-2000	Member and Vice President of Altus CP II GP Manager and Vice President of Parent Director and Vice President of Purchaser	Heidi Goldstein joined Altus Capital Partners in 2006, prior to which Ms. Goldstein participated in the underwriting and portfolio management of leveraged transactions at GE Antares Capital. Before that, Ms. Goldstein worked at Dilmun Investments, Inc., the US-based investment advisor of Bahrain International Bank. Ms. Goldstein earned a BS in Finance at the University of Connecticut.
Peter Polimino United States citizen Altus Capital Partners 10 Westport Road Suite C204 Wilton, CT 06897 203-429-2000	Chief Financial Officer and Secretary of Altus Capital Member, Treasurer and Secretary of Altus CP II GP	Peter Polimino has been the Chief Financial Officer of Altus Capital since 2008 and oversees its back-office operations, compliance program, financial operations and investor relations. Prior to joining Altus Capital, Mr. Polimino served as Chief Financial Officer for Avalon Equity Partners, an SBIC private equity fund. He is a graduate of Iona College, where he earned a BBA in Accounting and an MBA in Production and Operations Management.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(I)	Press Release issued by Parent on December 28, 2017

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AC BREATHE MERGER SUB INC.

By: /s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Chairman
Date:	December 28, 2017

MGC PARENT LLC

By: /s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Chairman
Date:	December 28, 2017

ALTUS CAPITAL PARTNERS II, L.P.

By: ALTUS MANAGEMENT II, LLC

By: /s/ Greg Greenberg
Name: Greg Greenberg
Title: Managing Member and V.P.
Date: December 28, 2017

ALTUS MANAGEMENT II, LLC

By: /s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Managing Member and V.P.
Date:	December 28, 2017

ALTUS CAPITAL PARTNERS, INC.

By: /s/ Greg Greenberg
Name:	Greg Greenberg
Title:	Director and V.P.
Date:	December 28, 2017

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 29, 2017*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Press Release issued by the Company on November 27, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 of the Company filed with the Securities and Exchange Commission on November 27, 2017)
(a)(1)(G)	Summary Advertisement as published in the Financial Times on November 29, 2017*
(a)(1)(H)	Press Release issued by Parent on November 29, 2017*
(a)(1)(I)	Press Release issued by Parent on December 28, 2017
(b)(1)(A)	Commitment Letter, dated November 22, 2017, from GCG Investors IV, LP to Altus Capital Partners II, L.P.*
(b)(1)(B)	Commitment Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC*
(b)(1)(C)	Fee Letter, dated November 24, 2017, from Abacus Finance Group, LLC to Altus Capital Partners, LLC*
(d)(1)	Agreement and Plan of Merger, dated as of November 25, 2017, by and among the Company, Purchaser and Parent*
(d)(2)	Confidentiality and Nondisclosure Agreement, dated May 25, 2017, between Altus Capital Partners, Inc. and Craig-Hallum Capital Group LLC (on behalf of the Company)*
(d)(3)	Limited Guarantee, dated as of November 25, 2017, by Altus Capital Partners II, L.P. in favor of the Company*
(d)(4)	Equity Commitment Letter, dated as of November 25, 2017, from Altus Capital Partners II, L.P. to Parent*
(d)(5)	Employment Agreement with Todd M. Austin*
(d)(6)	Employment Agreement with Matthew S. Margolies*
(d)(7)	Letter Agreement dated September 21, 2017 (with amendments thereto)*
(d)(8)	Form of Tender Support Agreement*
(g)	None
(h)	None
*	Previously filed